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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67608

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2011___ AND ENDING __DECEMBER 31, 2011__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARDEN SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

THREE CANAL PLAZA, 3RD FLOOR
                        (No. and Street)

PORTLAND   MAINE   04101
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK REDMAN   (614) 416-8834
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR. NEW YORK   NEW YORK   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ MARK REDMAN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ ARDEN SECURITIES LLC _____, as of _____ DECEMBER 31, _____, 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

ACTING FINANCIAL AND OPERATIONS PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARDEN SECURITIES LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ARDEN SECURITIES LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS



MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Arden Securities LLC

We have audited the accompanying statement of financial condition of Arden Securities LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Arden Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 20, 2012

1



MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

ARDEN SECURITIES LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets

Cash	$ 70,647	
Prepaid expenses	2,380	
Other receivables	23,925	
Total Assets		$ 96,952

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 18,000	
Payable to related parties	19,151	
Total Liabilities		$ 37,151

Commitments and Contingencies

Member's Equity		59,801
Total Liabilities and Member's Equity		$ 96,952

The accompanying notes are an integral part of this financial statement.

ARDEN SECURITIES LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2011

NOTE 1 - ORGANIZATION

Arden Securities LLC (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). Foreside acquired Arden Securities LLC (formerly known as Hardt Group Investor Services, LLC) on September 30, 2011. The Company had no operations until November 1, 2011, when the Company entered into a Securities Activities and Services Agreement with Arden Asset Management, LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The Company serves as Distributor for certain registered, closed end Funds (the "Funds") sponsored by Arden Asset Management, LLC, Investment Adviser to the Funds. Substantially all of the Company's revenues are earned from the Funds or from the Investment Adviser to the Funds. The sales of the Funds' shares are typically executed by third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. At December 31, 2011, the Company had no cash equivalents.

OTHER RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2011, the Company has not recorded an allowance for any potential non-collection.

INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. The Company's tax returns remain subject to examination from the year ended December 31, 2008 through the current year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2012, which is the date the financial statement was available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy is used in fair value measurements:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, other receivables, accrued expenses and other liabilities and are classified as Level 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2011, amounts due to Foreside for these services and other payments amounted to $19,121. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Company by Foreside was $45,344 for the year ended December 31, 2011. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

Foreside agrees to financially assist the Company and is committed to provide such funds as needed to operate the business.

The Company received capital contributions from to its Parent during the year totaling $164,525.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $33,496, which was $28,496 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.11 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 8 - AGREEMENTS

The Company has a Distribution Agreement with the Funds under which it acts as the Distributor of Units of limited liability interests (the "Units") of the Funds. The Agreement continues through January 11, 2014. Thereafter, if not terminated, the Agreement continues with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreement is terminable without penalty with 60 days' prior written notice, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the respective Fund's investment adviser (the "Services Agreement") which continues in effect through the term of the Distribution Agreement.

The Company enters into Sub Distribution Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the Units of the Funds and the servicing of the Funds' shareholders.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Services Agreement, based on the services selected. The Services Agreement contains a fixed monthly fee, plus a variable portion, if additional services are provided. Pursuant to the Services Agreement, the investment adviser shall compensate and reimburse the Company in full accordance with the Services Agreement to the extent the Funds are not authorized to do so. The revenue is realized as base distribution fees.